SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                 REFAC Technology Development Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 758654-10-7
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                         Eugene M. Lang Foundation
               c/o REFAC Technology Development Corporation
                           122 East 42nd Street
                         New York, New York  10168
                              (212) 687-4741
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)
                                 Copy to:

                           Mark N. Kaplan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             November 27, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 758654-10-7
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Eugene M. Lang Foundation, 13-6153412
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO**
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      942,088
          SHARES                 ___________________________________
      BENEFICIALLY               (8)  SHARED VOTING POWER
         OWNED BY                     0
          EACH                  ___________________________________
        REPORTING                (9)  SOLE DISPOSITIVE POWER
         PERSON                       942,088
          WITH                   ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        942,088
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        17.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        OO***
   _________________________________________________________________
   **  Gift to the Eugene M. Lang Foundation as described herein.
   *** The Eugene M. Lang Foundation is a not-for-profit charitable trust.


          ITEM 1.   SECURITY AND ISSUER

                    This Schedule 13D relates to shares (the
          "Shares") of the Common Stock, par value $0.10 per Share, of REFAC Technology Development Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the Issuer's principal executive office is 122 East 42nd Street, New York, New York 10168.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a)-(c), (f). This statement is being filed by the Eugene M. Lang Foundation, a not-for-profit charitable trust formed under the laws of the State of New York (the "Foundation").

                    The address of the principal place of business and principal office of the Foundation is 122 East 42nd Street, New York, New York 10168. The business address, principal employment or occupation and citizenship of each of the officers and trustees of the Foundation are set forth on Schedule I hereto and incorporated herein by reference.

                    (d) and (e). During the last five years, none of the Foundation nor, to the best knowledge of the Foundation, the persons identified on Schedule I hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
          (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    In 1985 and 1986, Eugene M. Lang transferred as charitable donations and gifts 81,745 Shares to the Foundation. On November 27, 1996, Eugene M. Lang transferred as a charitable donation and gift 387,833 Shares to the Foundation. On November 29, 1996, Eugene
          M. Lang transferred as a charitable donation and gift 401,510 Shares to the Foundation. On December 6, 1996, Eugene M. Lang transferred as a charitable donation and gift 71,000 Shares to the Foundation.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    The Foundation has acquired the ownership of the Shares described in Item 5, below, for the purpose of increasing the endowment of the Foundation in order to make charitable donations or gifts to various not-for-profit organizations.

                    (a)  On December 13, 1996, the Foundation
          entered into a Stock Repurchase Agreement with the Issuer, a copy of which is included as Exhibit 1 hereto and is incorporated by reference herein (the "Stock Repurchase Agreement"), pursuant to which the Foundation has agreed to sell, and the Issuer has agreed to purchase, 942,088 Shares at a price per Share of $8.25, and Eugene M. Lang has agreed to sell, and the Issuer has agreed to purchase, 832,912 Shares at a price per Share of $8.25.

                    (b)-(j)  None.

          ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                    (a)-(c) In 1985 and 1986, Eugene M. Lang transferred as charitable donations and gifts 81,745 Shares to the Foundation. On November 27, 1996, Eugene
          M. Lang transferred as a charitable donation and gift 387,833 Shares to the Foundation. On November 29, 1996, Eugene M. Lang transferred as a charitable donation and gift 401,510 Shares to the Foundation. On December 6, 1996, Eugene M. Lang transferred as a charitable donation and gift 71,000 Shares to the Foundation.

                    As of the close of business on the date hereof, the Foundation has beneficial ownership of 942,088 Shares. The Foundation has sole voting and dispositive power with respect to such Shares. Shares which are beneficially owned by the Foundation represent approximately 17.8 percent of the outstanding class of Shares (this percentage is based upon 5,301,877 Shares reported as issued and outstanding on November 1, 1996 in the Issuer's Report on Form 10-Q for the quarter ended September 30, 1996, and assumes no other Shares are issued to any other person). Eugene M. Lang disclaims beneficial ownership of Shares owned by the Foundation.

                    (d), (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    On December 13, 1996, the Foundation entered into the Stock Repurchase Agreement with the Issuer, a copy of which is included as Exhibit 1 hereto and is incorporated by reference herein, pursuant to which the Foundation has agreed to sell, and the Issuer has agreed to purchase, 942,088 Shares at a price per Share of $8.25, and Eugene M. Lang has agreed to sell, and the Issuer has agreed to purchase, 832,912 Shares at a price per Share of $8.25.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit
          No.:      Description:

          1         Stock Repurchase Agreement between REFAC
                    Technology Development Corporation and Eugene
                    M. Lang and the Organizations, dated as of December 13, 1996.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  December 20, 1996

                                   EUGENE M. LANG FOUNDATION

                                   By:  /s/ Eugene M. Lang
                                   Name:  Eugene M. Lang
                                   Title: Trustee


                                EXHIBIT INDEX

          Exhibit
          No.:      Description:

          1         Stock Repurchase Agreement between REFAC
                    Technology Development Corporation and Eugene
                    M. Lang and the Organizations, dated as of December 13, 1996.


                                  SCHEDULE I

     1. Trustees and Executive Officers of the Eugene M. Lang Foundation (the "Foundation"). The name, business or residence address, title and present principal occupation or employment of each of the trustees and executive officers of the Foundation, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated each person listed below is a United States citizen. Trustees are identified by an asterisk.

                          Business or             Principal Occupation
     Name                 Residence Address       or Employment
     -----------------    -----------------       --------------------

     Eugene M. Lang*      REFAC Technology            Chairman
                          Development Corporation
                          122 East 42nd Street
                          New York, NY 10168
                          (patent licensing firm)

     Theresa Lang*        912 Fifth Avenue            Homemaker
                          New York, NY 10021

     David A. Lang*       David A. Lang               Consultant
                          200 West 57th Street
                          New York, NY 10019
                          (marketing)

     Belinda Lang*        American Express            Vice President
                          Tower C
                          3 World Trade Center
                          200 Vesey Street
                          New York, NY 10285
                          (credit card marketing)

     Stephen Lang*        281 McLain Street           Actor
                          Bedford Hills, NY 10507

     Kristina Lang*       281 McLain Street           Homemaker
                          Bedford Hills, NY 10507

     Jane Lang*           Sprenger & Lang             Attorney
                          1614 20th Street NW
                          Washington, D.C. 20009
                          (law firm)

     Paul Sprenger*       Sprenger & Lang             Attorney
                          1614 20th Street NW
                          Washington, D.C. 20009
                          (law firm)